UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36729W202

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36729W202

1.	Names of Reporting Persons AF V Energy I AIV B1, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,623,125 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,623,125 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,623,125 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons ACOF Investment Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdco LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Partners Holdco LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6% (See Item 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D with respect to Gastar Exploration, Inc. (the “Issuer”) filed by the Reporting Persons on March 8, 2017 (as amended by Amendment No. 1 filed by the Reporting Persons on March 23, 2017, Amendment No. 2 filed by the Reporting Persons on May 4, 2017, Amendment No. 3 filed by the Reporting Persons on May 25, 2017 and Amendment No. 4 filed by the Reporting Persons on July 20, 2018, the “Original Schedule 13D”, and together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 have the meanings given to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

On October 26, 2018, the Issuer and Northwest Property Ventures, LLC, a subsidiary of the Issuer (“Northwest”), entered into a Restructuring Support Agreement (the “RSA”) with certain of the Reporting Persons and their affiliates (collectively, the “Supporting Parties”). The Reporting Persons and their affiliates hold all of the obligations outstanding pursuant to the Term Loan (as defined in the Original Schedule 13D) and the Convertible Notes (as defined in the Original Schedule 13D).

Under the terms of the RSA, the Issuer and the Supporting Parties agreed to support and seek to implement a balance sheet restructuring of the Issuer to be effected through a prepackaged plan of reorganization (the “Plan”) pursuant to cases (the “Chapter 11 Cases”) filed by the Issuer and Northwest under chapter 11 of title 11 of the United States Bankruptcy Code. Among other things, under the RSA and the Plan, except if a DIP Toggle Event (as defined below) has occurred, it is contemplated that:

•

The Issuer and Northwest will (i) commence solicitation with respect to the Plan prior to the commencement of the Chapter 11 Cases and, in any event, by no later than October 26, 2018 and (ii) conclude solicitation with respect to the Plan by no later than October 31, 2018. (Consistent with the foregoing milestone contained in the RSA, after executing the RSA, the Issuer and Northwest commenced solicitation with respect to the Plan on October 26, 2018 and, in connection with such solicitation, the Issuer prepared and delivered to all classes of claims entitled to vote on the Plan a disclosure statement relating to the Plan.)

•	The Chapter 11 Cases will be filed by no later than October 31, 2018.

•

Certain indebtedness of the Issuer held by affiliates of the Reporting Persons will be exchanged (the “Equitized Debt”) for 100% of the new common stock of the reorganized business of the Issuer upon the consummation of the Plan (the “Closing”).

•

The holders of the existing preferred stock issued by the Issuer (the “Preferred Stockholders”) will have their preferred stock cancelled and will receive their pro rata share of warrants exercisable for up to 2.5% of the new common stock of the reorganized business, subject to certain terms and conditions and a strike price tied to the sum of the amount of the Equitized Debt, certain yield protection amounts in connection such Equitized Debt and interest deemed to accrue on such Equitized Debt and yield protection amounts from Closing until the time of the exercise of such warrants.

•

The holders of the existing Common Stock issued by the Issuer (the “Common Stockholders”) will have their Common Stock cancelled and will receive their pro rata share of warrants exercisable for up to 2.5% of the new common stock of the reorganized business, subject to certain terms and conditions and a strike price tied to the sum of the amount of the Equitized Debt, certain yield protection amounts in connection with such Equitized Debt, the liquidation preference on the Issuer’s preferred stock, and interest and dividends deemed to accrue on the foregoing Equitized Debt, yield protection amounts and cancelled preferred stock from Closing until the time of the exercise of such warrants.

Notwithstanding the foregoing, if any Preferred Stockholder or Common Stockholder (i) seeks official committee status, (ii) seeks the appointment of a trustee or (iii) otherwise opposes the consummation of the Plan, the confirmation of the Plan by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) or the approval by the Bankruptcy Court of superpriority debtor-in-possession financing (the “DIP Financing”) provided by any of the Supporting Parties and/or their Affiliates (the “DIP Lenders”), then neither the Preferred Stockholders nor the Common Stockholders will receive any of the warrants described above.

In addition, pursuant to the RSA, the Supporting Parties have agreed to, among other things, (i) provide the Issuer with approximately $383.9 million in DIP Financing pursuant to definitive credit documentation (the “DIP Credit Agreement”) and, (ii) provide the reorganized company with an exit credit facility following Closing, in each case, subject to the terms and conditions set forth in the RSA. In addition, the RSA contains certain other customary terms and conditions for transactions of the type contemplated by the RSA.

Upon (i) the occurrence of an event of default under the DIP Credit Agreement and (ii) the delivery by the DIP Lenders holding a majority of the indebtedness under the DIP Facility, or by the administrative agent under the DIP Facility, of a prescribed notice and the filing of such notice on the docket of the Chapter 11 Cases (collectively, a “DIP Toggle Event”), certain features of the Plan will be adjusted from those described above. Among other things, if a DIP Toggle Event has occurred, neither the Preferred Stockholders nor the Common Stockholders will receive any of the warrants described above.

The foregoing summary of the RSA does not purport to be complete and is qualified in its entirety by reference to the text of the RSA, which is attached hereto as Exhibit 10 and incorporated in this Item 4 by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 of the Original Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to replace the previously filed Exhibit 10 of the Original Schedule 13D with the following:

Exhibit 10	Restructuring Support Agreement, dated as of October 26, 2018 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on October 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 29, 2018

AF V ENERGY I AIV B1, L.P.

By:	ACOF Investment Management LLC,

Its Manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ACOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC

Its General Partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC

Its General Partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili

Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1*	Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 2*	Amendment No. 1 to Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 3*	Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 4.3 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 4*	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 5*	Indenture, dated as of March 3, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 6*	First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7*	Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8*	Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 9*	Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 10*	Restructuring Support Agreement, dated as of October 26, 2018 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on October 29, 2018).

Exhibit 99.1*	Joint Filing Agreement, dated as of March 7, 2017, by and among the Reporting Persons.

* Previously filed